

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Via E-mail
Ms. Lorraine L. Ritter
Chief Financial and Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317

> **Re: CNX Coal Resources LP**
> **Registration Statement on Form S-1**
> **Filed April 1, 2015**
> **File No. 333-203165**

Dear Ms. Ritter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your reference to art in various places in your prospectus. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for additional guidance.

Prospectus Summary, page 1

3. We note your statement on page 1 that your initial assets include "a 20% undivided interest in, and operational control over, CONSOL Energy's Pennsylvania mining complex" and your statement on page 3 that CONSOL Energy will give you the 20% interest in connection with the completion of this offering. Please revise to clarify that you do not yet own this asset.

4. Please provide the source(s) of the average cash margin per ton as stated in the last paragraph on page 6.

5. Please provide clear disclosure throughout the prospectus as to who will manage and operate the Pennsylvania mining complex. On page 3 you state you will. However, on page 12 you state that the officers of the general partner will manage the operations and activities. Please provide a clearer discussion of the rights and obligations of the parties regarding the management and operation of the Pennsylvania mining complex. Revise similar disclosure in the business section.

6. Please revise your disclosure on page 14 regarding cash distributions to provide more specific disclosure regarding the incentive distributions to the general partner. Also, clarify the "certain circumstances" where the general partner has the right to reset the target distribution levels.

Summary Historical and Pro Forma Financial and Operating Data, page 18

7. We note on page F-4 that you include placeholders for certain pro forma information, including the amount of net income allocated to the general partners and limited partners and the basic and fully diluted per unit data. Please revise to provide similar pro forma information under this heading and your Selected Financial Data on page 90.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 92

How We Evaluate our Operations, page 92

8. We note your presentation within this section of various measures which management used to assess your financial performance. To the extent this discussion is not provided in your results of operations, please revise to provide a discussion of the period-on-period changes in these key performance indicators for the periods covered by your MD&A. For Example, you should discuss the primary factors which led to an increase in Adjusted EBITDA from 2013 to 2014. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

Factors that Affect our Results, page 94

9. Please revise to discuss with greater specificity the "pre-established price adjustments" that may be made to your committed and priced contracts. For instance, describe the "certain proprietary price adjustment formulas." Please also revise similar language on page 135.

Results of Operations

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013, page 97

10. We note that you disclose "total cost of coal sold" in the results of operations table within MD&A, but you do not present this measure on the combined statements of operations (page F-10). We further note that you present certain line items in the results of operations table that exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations. Please tell us how your use of these performance measures is consistent with Rule 10(e) of Regulation S-K, and the reasons for not classifying these as non-GAAP measures.

Coal Operations, page 97

11. We note your reconciliations of "total costs per ton sold," which appears to be derived in part by using the components of total cost of coal sold, and "average cash margin per ton sold," which appears to be derived in part by using certain components of the total costs per ton sold measure. We further note that the individual components used to derive total cost of coal sold exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations (page F-10). Please tell us how your use of these per ton sold performance measures is consistent with Rule 10(e) of Regulation S-K, and the reasons for not classifying these as non-GAAP measures.

Capital Resources and Liquidity, page 99

12. Please revise to quantify your capital expenditure requirements for the next twelve months in greater detail, including any material commitments for capital expenditures as of the end of the latest fiscal period and any known material trends in your capital resources. See Item 303(a)(2) of Regulation S-K.

Revolving Credit Facility, page 100

13. Once known, please revise the disclosure in this section to set forth the applicable spread for the interest rate calculation, including what the calculated interest rate would have been as of a recent date, and the commitment fee.

Business, page 117

Overview, page 117

14. We note your disclosure on pages 6, 118 and 123 comparing the Company's average cash margin per ton of $25.27 to the average cash margin per ton of $14.41 for coal master limited partnerships. Please tell us and revise to disclose how you determined the average cash margin per ton for coal master limited partnerships. To the extent applicable, also disclose that your average cash margin per ton may not necessarily be comparable to that of other entities as a result of different practices of calculating this measure.

Coal Reserve, page 133

15. As footnote to your reserve tables, under this heading and in the Overview Section on page 3, please disclose the coal price used to calculate your reserves, mine dilution, the average mining recovery, and wash plant recoveries.

16. We note your reserves were audited by Golder Associates Inc. in 2014. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, this audit report evaluating the legal, technical and economic feasibility of your materials designated as reserves, as required by SEC's Industry Guide 7(c). This may include the following:

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- The specific criteria used to estimate reserves.

- Site specific economic justification for the criteria you used to estimate reserves.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Our Customers and Contracts, page 134

17. Please disclose the percent of revenues attributable to each of your major customers. Please discuss the material terms of the agreements with your major customers. In addition, please file any material contracts with these customers.

18. Please add disclosure regarding the penalties you may be required to pay in the event your do not deliver coal within the specified ranges. Please also address the customer election of penalties versus rejection of coal shipments for previous fiscal years to put this potential issue in context.

Employees, page 143

19. Please revise to clarify the number of full-time employees you will have. Please specify the number of employees Consol has that will be employed pursuant to the employment services agreement.

Management, page 145

20. We note that your officers and directors are also officers and directors of CONSOL Energy. Please revise to quantify, in an appropriate place in your prospectus, the approximate amount or percentage of professional time each will devote to your business and affairs.

21. We note that you expect your general partner to have five directors at the completion of your offering and that you do not expect that your general partner's board of directors will be comprised of a majority of independent directors. We further note that you are required to have an audit committee of at least three independent directors. Please revise to reconcile your disclosure.

Executive Compensation, page 149

22. We note that the compensation will appear to be paid by the general partner for the named executive officers but the company is required to reimburse the general partner for those expenses. Please revise the disclosure in this section to discuss the compensation to be paid by the general partners that will be reimbursed. Provide the information required by Item 402 of Regulation S-K. Discuss the material terms of any employment agreements and file as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Brett E. Braden, Esq.
        Latham & Watkins LLP